Exhibit 2.6

FORM OF

ADMINISTRATIVE SERVICES AGREEMENT

This ADMINISTRATIVE SERVICES AGREEMENT is made and entered into as of                         , 2007, among CANTOR FITZGERALD, L.P., a Delaware limited partnership (“CFLP”), on behalf of itself and its direct and indirect, current and future, subsidiaries and affiliates, other than BGC Partners, Inc. and its direct and indirect, current and future subsidiaries and eSpeed, Inc. and its direct and indirect, current and future subsidiaries (“Cantor”) and BGC Partners, Inc., a Delaware corporation (“BGCP”), on behalf of itself and its direct and indirect, current and future, subsidiaries (“BGC Partners”).

W I T N E S S E T H:

WHEREAS, Cantor has the resources and capacity to provide certain services, including office space, personnel and corporate services, such as cash management, internal audit, information technology, facilities management, promotional sales and marketing, legal, payroll, benefits administration and other administrative services and insurance services (collectively, “Administrative Services”);

WHEREAS, Cantor is willing to provide or arrange for the provision of Administrative Services to BGCP, all upon the terms and conditions set forth herein;

WHEREAS, in the absence of obtaining such services from Cantor, BGCP would require additional staff and would need to enhance its existing administrative infrastructure;

WHEREAS, BGCP may develop the resources and capacity to provide certain Administrative Services to Cantor, and is willing to provide or arrange for the provision of such services to Cantor, all upon the terms and conditions set forth herein; and

WHEREAS, each of the parties hereto acknowledges that greater efficiencies and reduced costs are expected to be achieved from the economies of scale associated with the provision of such services by Cantor to BGCP and by BGCP to Cantor in the manner provided herein during the term hereof;

NOW, THEREFORE, in consideration of the premises contained herein, it is agreed as follows:

1. Term.

(a) The term of this Agreement shall commence at the Closing (as such term is defined in the Separation Agreement (the “Separation Agreement”), dated as of the date hereof, by and among CFLP, BGCP, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P.) and shall remain in effect for a three-year period (the “Initial Term”). Thereafter, this Agreement shall be renewed automatically for successive one-year terms (each, an “Extended Term”), unless any party shall give written notice to the other parties at least 120 days before the end of the Initial Term or the then current Extended Term, as the case may be, of its desire to terminate this Agreement, in which event this Agreement shall end with respect to the terminating party on the last day of the Initial Term or the then current Extended Term, as the case may be, provided, however, that in the event BGC Partners terminates this Agreement, Cantor shall be entitled to continued use of any hardware and equipment that it used prior to the date of this Agreement upon the terms and conditions set forth herein (including the payment terms in Section 5), and provided, further, that the Providing Party shall not be required to repair or replace any such hardware or equipment.

(b) This Agreement may be terminated by a party as provided herein or, as provided in Section 12, with respect to a particular service or group of services only, in which case it shall remain in full force and effect with respect to the other services described herein. The terminating party shall pay to the other party an amount equal to the costs incurred by the party providing services as a result of such termination, including, without limitation, any severance or cancellation fees. The Initial Term and the Extended Term are referred to herein as the “Term”.

2. Services.

(a) During the Term hereof and upon the terms and conditions set forth herein, Cantor shall provide to BGC Partners the following services as reasonably requested by BGC Partners from time to time: (i) administration and benefits services, (ii) employee benefits, human resources and payroll services, (iii) financial and operations services, (iv) internal auditing services, (v) legal related services, (vi) risk management services, (vii) accounting services, (viii) general tax services, (ix) communications facilities and services, including e-mail, (x) network and data center facilities, (xi) hardware and equipment, (xii) facilities management services, (xiii) promotional, sales and marketing services, (xiv) procuring of insurance coverage, (xv) office space and (xvi) such other miscellaneous services as the parties may reasonably agree, it being the intention of the parties that Cantor will continue to provide to BGC Partners all services provided by Cantor to BGC Partners prior to the Closing.

(b) During the Term hereof and upon the terms and conditions set forth herein, BGC Partners shall provide to Cantor the services set forth in Sections 2(a)(i)—(xv) as Cantor may reasonably request from time to time, it being the intention of the parties that after the consummation of the transactions contemplated under the Merger Agreement, BGC Partners will continue to provide to Cantor all services provided by eSpeed, Inc. prior to that date.

(c) As used in this Agreement, the party providing any particular Administrative Services under this Section 2 is sometimes referred to as the “Providing Party” and the party receiving any particular Administrative Service is sometimes referred to as the “Receiving Party.”

(d) Each Providing Party shall use that degree of skill, care and diligence in the performance of services hereunder that (i) a reasonable Person would use acting in like circumstances in accordance with financial services industry standards and all applicable laws and regulations and (ii) is no less than that exercised by such Providing Party with respect to comparable services that it performs on its own behalf.

(e) The applicable Providing Party and Receiving Party shall cooperate with each other in all reasonable respects in matters relating to the provision and receipt of the Administrative Services. Such cooperation shall include obtaining all consents, licenses or approvals necessary to permit each party to perform its obligations hereunder.

3. Intellectual Property.

(a) Other than Intellectual Property (as such term is defined in the Separation Agreement) transferred to BGC Partners as of the Closing pursuant to the Separation Agreement, any Intellectual Property owned by Cantor or third-party licensors or service providers that may be operated or used by Cantor in connection with the provision of the Administrative Services hereunder will remain the property of Cantor or third-party licensors or service providers, and BGC Partners shall have no rights or interests therein, except as may otherwise be expressly provided herein, or in the Separation Agreement or the Agreement and Plan of Merger (the “Merger Agreement”), dated the date hereof, by and among, BGCP, CFLP, eSpeed, Inc., BGC Partners L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P.

(b) Any Intellectual Property owned by BGC Partners or third-party licensors or service providers that may be operated or used by BGC Partners in connection with the provision of the Administrative Services hereunder will remain the property of BGC Partners or third-party licensors or service providers, and Cantor shall have no rights or interests therein, except as may otherwise be expressly provided herein or in the Separation Agreement or the Merger Agreement.

4. Authority. Notwithstanding anything to the contrary contained in Section 2 hereof, the parties hereto acknowledge and agree that each party shall provide the services set forth in Section 2 of this Agreement subject to the ultimate authority of BGC Partners to control its own business and affairs. Each party acknowledges that the services provided hereunder by any Providing Party are intended to be administrative, technical and ministerial and are not intended to set policy for the Receiving Party.

5. Charges for Services.

(a) In consideration for providing the Administrative Services provided for in Section 2 hereof (other than insurance services and real estate), each Receiving Party shall pay to the Providing Party the actual costs of such services, determined as follows:

Each Providing Party shall charge the Receiving Party such Receiving Party’s appropriate share of the aggregate cost actually incurred in connection with the provision of such services in an amount equal to (i) the direct cost that the Providing Party incurs in performing those services plus (ii) a reasonable allocation of other allocated costs, including, without limitation, depreciation and amortization determined in a consistent and fair manner so as to cover such Providing Party’s appropriate costs or in such other manner the parties shall agree. The Providing Party shall not charge the Receiving Party any portion of any tax for which the Providing Party receives a rebate or credit, or to which the Providing Party is entitled to a rebate or credit.

(b) To the extent that Cantor provides insurance services hereunder, such insurance shall be invoiced to and paid by BGC Partners as follows:

The premiums for each of the insurance policies described in Section 2(a)(xii) shall be allocated to BGC Partners by Cantor and shall be determined by multiplying Cantor’s total actual insurance premiums for each such coverage by a fraction, (i) in the case of general liability or business interruption insurance, the numerator of which is the aggregate consolidated net revenues (determined in accordance with Generally Accepted Accounting Principles of the United States of America) of BGC Partners and the denominator of which is the aggregate consolidated net revenues of Cantor plus any consolidated BGC Partners net revenues not included in Cantor’s consolidated net revenues, excluding the revenues from any division or subsidiary which does not benefit from or which is not covered by the insurance to which these premiums relate, (ii) in the case of property and casualty insurance, the numerator of which is the number of employees of BGC Partners and the denominator of which is the number of employees of BGC Partners and Cantor’s affiliates, and (iii) in the case of all others as mutually agreed to by BGC Partners and Cantor.

(c) To the extent that Cantor provides office space hereunder, such office space shall be invoiced to and paid by BGC Partners as follows:

So long as BGC Partners uses any portion of Cantor’s offices (each, a “Cantor Office”), BGC Partners shall pay to Cantor on the first day of each calendar month with respect to each such Cantor Office an amount equal to the product of (x) the average rate per square foot then being paid by Cantor for such Cantor Office and (y) the number of square feet requested by BGC Partners and made available for use by BGC Partners. In addition, BGC Partners shall pay to Cantor on the first day of each calendar month an amount equal to the sum of the costs allocated under generally accepted accounting principles, including, without limitation, leasehold amortization expenses, depreciation, overhead, taxes and repairs in relation to such Cantor Office for the preceding month multiplied by a fraction, the numerator of which equals the number of square feet requested by BGC Partners and made available for use by BGC Partners and the denominator of which equals the total number of square feet leased by Cantor under the lease for the applicable Cantor Office.

6. Exculpation and Indemnity; Other Interests.

(a) Cantor (including its partners, officers, directors and employees) shall not be liable to BGC Partners or the stockholders of BGCP for any acts or omissions taken or not taken in good faith on behalf of BGC Partners and in a manner reasonably believed by Cantor to be within the scope of the authority granted to it by this Agreement and in the best interests of BGC Partners, except for acts or omissions constituting fraud or willful misconduct in the performance of Cantor’s duties under this Agreement. Notwithstanding the foregoing, Cantor shall be liable to BGC Partners for any losses incurred by BGC Partners in connection with the provision of Cantor’s services hereunder to the extent Cantor is entitled to be reimbursed by an unaffiliated third party for any such liability. BGC Partners shall indemnify, defend and hold harmless Cantor (and its partners, officers, directors and employees) from and against any and all claims or liabilities of any nature whatsoever (including consequential damages and reasonable attorney’s fees) arising out of or in connection with any claim against Cantor under or otherwise in respect of this Agreement, except where attributable to the fraud or willful misconduct of Cantor.

(b) BGC Partners (including its officers, directors and employees) shall not be liable to Cantor or the partners of Cantor for any acts or omissions taken or not taken in good faith on behalf of Cantor and in a manner reasonably believed by BGC Partners to be within the scope of the authority granted to it by this Agreement and in the best interests of Cantor, except for acts or omissions constituting fraud or willful misconduct in the performance of BGC Partners’ duties under this Agreement. Notwithstanding the foregoing, BGC Partners shall be liable to Cantor for any losses incurred by Cantor in connection with the provision of BGC Partners’ services hereunder at least to the extent BGC Partners is entitled to be reimbursed by an unaffiliated third party for any such liability. Cantor shall indemnify, defend and hold harmless BGC Partners (and its stockholders, officers, directors and employees) from and against any and all claims or liabilities of any nature whatsoever (including consequential damages and reasonable attorney’s fees) arising out of or in connection with any claim against BGC Partners under or otherwise in respect of this Agreement, except where attributable to the fraud or willful misconduct of BGC Partners.

(c) Nothing in this agreement shall prevent Cantor and its affiliates from engaging in or possessing an interest in other business ventures of any nature or description, independently or with others, whether currently existing or hereafter created, and none of BGC Partners or any of their respective stockholders shall have any rights in or to such independent ventures or to the income or profits derived therefrom.

7. Relationship of the Parties.

(a) The relationship of each Providing Party and each Receiving Party shall be that of contracting parties, and no partnership, joint venture or other arrangement shall be deemed to be created hereby.

(b) Except as expressly provided herein, neither Cantor nor BGC Partners shall have any claim against the other or right of contribution by virtue of this Agreement with respect to any uninsured loss incurred by any of them nor shall any of them have a claim or right against the others by virtue of this Agreement with respect to any loss that is deemed to be included within the deductible, retention or self-insured portion of any insured risk.

8. Audit. Any party hereto may request a review, by those certified public accountants who examine Cantor’s or BGC Partners’ books and records, of the other party’s cost allocation to the requesting party to determine whether such allocation is proper under the procedures set forth herein. Such a review is to be conducted at the requesting party’s expense unless such allocation is determined not to be proper, in which case such review shall be at the other party’s expense.

9. Documentation. Each party’s charges to the other for all services and benefits hereunder shall be substantiated by appropriate schedules, invoices or other documentation. During the term hereof, each Providing Party shall use commercially reasonable efforts to maintain records relating to the Administrative Services being provided in a manner similar to retention with respect to other administrative services previously provided by such Providing Party, including data relating to the determination of charges payable by the Receiving Party of such Administrative Service, and otherwise in accordance with the record management practices and with at least the same degree of care and completeness as applicable to such Providing Party at such time.

10. Actual Cost. Any charges to the Receiving Party for services or benefits provided by Cantor or BGC Partners, as the case may be, or by third parties pursuant to Section 2 hereof shall be based upon rates not intended to provide a profit to Cantor or BGC Partners.

(a) Each Receiving Party shall pay to the relevant Providing Party the aggregate charge for services provided under this Agreement in arrears within 30 days after each calendar month. Amounts due by any one Receiving Party to any one Providing Party under the Agreement shall be set off against amounts due by the second party to the first under this or any other Agreement.

(b) Any value added or other turnover taxes required to be charged in respect of services provided by a party to another party shall be charged in addition to any charges otherwise due hereunder, and shall be included in the relevant invoice.

11. Invoicing and Billing. Each party shall invoice the other for charges for services provided pursuant hereto on a monthly basis as incurred, such invoices to be delivered to the other within 15 days after the end of each calendar month. Such invoices may include third party charges incurred in providing services pursuant to Section 2 or, at the invoicing party’s option, services provided by one or more third parties may be invoiced directly to the Receiving Party of those services. Each party shall pay to the other the aggregate charge for services provided under this Agreement in arrears within 30 days after the end of each calendar month. Amounts due by one party to another under this Agreement shall be netted against amounts due by the second party to the first under this or any other agreement.

12. Services by Third Parties. Either party may, without cause, procure any of the services or benefits specified in Section 2 hereof from a third party or may provide such services or benefits for itself. The Providing Party shall discontinue providing such services or benefits upon written notice by the discontinuing party, delivered at least 90 days before the requested termination date. The terminating party shall pay to the other party an amount equal to the costs incurred by the party providing services as a result of such termination, including, without limitation, any severance or cancellation fees.

13. Failure to Perform the Administrative Services. In the event of any breach of this Agreement by the Providing Party with respect to any error or defect in providing any Administrative Service, the Providing Party shall, at the Receiving Party’s request, without the payment of any further fees by the Receiving Party, use its commercially reasonable best efforts to correct or cause to be corrected such error or defect or reperform or cause to be reperformed such Administrative Service, as promptly as practicable.

14. Excused Performance. Neither party warrants that any of the services or benefits herein agreed to be provided shall be free of interruption caused by Acts of God, strikes, lockouts, accidents, inability to obtain third-party cooperation or other causes beyond its control. No such interruption of services or benefits shall be deemed to constitute a breach of any kind whatsoever.

15. Post-Termination of Payments. Notwithstanding any provision herein to the contrary, all payment obligations hereof shall survive the happening of any event causing termination of this Agreement until all amounts due hereunder have been paid.

16. Confidentiality. Except as otherwise provided in this Agreement, (a) the Providing Party shall, and shall cause its affiliates (and their respective accountants, counsel,

consultants, employees and agents to whom they disclose such information), to keep confidential all information in the possession of the Providing Party that in any way relates to the Receiving Party, and (b) the Receiving Party shall, and shall cause its affiliates (and their respective accountants, counsel, consultants, employees and agents to whom they disclose such information), to keep confidential all information in possession of the Receiving Party that relates to the Providing Party and is not information related to the Receiving Party or its assets. The provisions of this Section 16 do not apply to the disclosure by either party hereto or their respective affiliates of any information, documents or materials (i) which are, or become, publicly available, other than by reason of a breach of this Section 16 by the disclosing party or any affiliate of the disclosing party, (ii) received from a third party not bound by any confidentiality agreement with the other party hereto, (iii) required by applicable law to be disclosed by that party, or (iv) necessary to establish such party’s rights under this Agreement or the Separation Agreement, provided that in the case of clauses (iii) and (iv), the person intending to make disclosure of confidential information will promptly notify the party to whom it is obligated to keep such information confidential and, to the extent practicable, provide such party a reasonable opportunity to prevent public disclosure of such information.

Upon the request of Receiving Party and upon termination of the relevant Administrative Service and/or this Agreement, each Providing Party shall provide the Receiving Party with any data or information generated with respect to the Administrative Services provided to the Receiving Party in a format usable by the Receiving Party. The Receiving Party shall pay the cost, if any, of converting such data or information into the appropriate format.

17. Miscellaneous.

(a) This Agreement and all the covenants herein contained shall be binding upon the parties hereto, their respective heirs, successors, legal representatives and assigns. No party shall have the right to assign all or any portion of its obligations or interests in this Agreement or any monies which may be due pursuant hereto without the prior written consent of the other parties.

(b) No waiver by any party hereto of any of its rights under this Agreement shall be effective unless in writing and signed by an officer of the party waiving such right. References to writing includes any method of reproducing words in a legible and non-transitory form. No waiver of any breach of this Agreement shall constitute a waiver of any subsequent breach, whether or not of the same nature. This Agreement may not be modified or amended except (i) by a writing signed by officers of each of the parties hereto and (ii) such modification or amendment is approved by a majority of the outside directors of the Board of Directors of BGCP. For purposes of this Agreement, an outside director shall mean a director who is not an employee, partner or affiliate (other than solely by reason of being a director of BGC Partners) of BGCP, Cantor or any of their respective affiliates.

(c) This Agreement constitutes the entire Agreement of the parties with respect to the services and benefits described herein, and cancels and supersedes any and all prior written or oral contracts or negotiations between the parties with respect to the subject matter hereof.

(d) This Agreement shall be strictly construed as independent from any other agreement or relationship between the parties.

(e) This Agreement is made pursuant to and shall be governed and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.

(f) The descriptive headings of the several sections hereof are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

(g) Any notice, request or other communication required or permitted in this Agreement shall be in writing and shall be sufficiently given if personally delivered or if sent by registered or certified mail, postage prepaid, addressed as follows:

(1) If to Cantor Fitzgerald:

499 Park Avenue

New York, New York 10022

Attention: General Counsel

Facsimile: (212) 829-4708

(2) If to BGC Partners:

199 Water Street

New York, New York 10038

Attention: General Counsel

Facsimile: (212) 829-4708

The address of any party hereto may be changed on notice to the other parties hereto duly served in accordance with the foregoing provisions.

(h) The parties of this Agreement understand and agree that any or all of the obligations of any Providing Party set forth herein may be performed by any of its subsidiaries, other than the Receiving Party or any of its subsidiaries. In addition, CFLP may cause any or all of the benefits due to Cantor to be received by any of its subsidiaries, other than BGCP or any of its subsidiaries. BGCP may cause any or all of the benefits due to BGC Partners to be received by any of its subsidiaries.

(i) In the event the Receiving Party uses assets that are subject to an operating lease between the Providing Party and a third party to provide services hereunder, the Receiving Party shall comply with the terms and conditions of such operating lease.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Administrative Services Agreement to be executed in their respective names by their respective officers thereunto duly authorized, as of the date first written above.

CANTOR FITZGERALD, L.P.

By:	CF Group Management, Inc. Its General Partner

By:
Name: Howard W. Lutnick Title: President

BGC PARTNERS, INC.

By:
Name: Lee M. Amaitis Title: Co-Chief Executive Officer

[Signature Page for Administrative Services Agreement, dated [•], 2007, between Cantor

Fitzgerald, L.P. and BGC Partners, Inc.]